NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

RIDER

1[ INVESTMENT PRESERVATION - FP Series

GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER]

RIDER DATA PAGE

RIDER EFFECTIVE DATE:	[XX/XX/XXXX]

[2][INITIAL] RIDER HOLDING PERIOD:	[3][Seven (7) Policy Years]

RIDER HOLDING PERIOD END DATE:	The [4][7th] Anniversary of: a) the Rider Effective Date, or b) the Rider Reset Effective Date, whichever is later.

PREMIUM PAYMENTS:	You may only make Premium Payments to the Policy: a) [5] [in the first Policy Year], b) after the Rider Holding Period End Date, and c) if this Rider terminates while the Policy remains in effect.

YOUR RIGHT TO CANCEL THIS RIDER IS LIMITED AS DESCRIBED IN PROVISION 11 OF THIS RIDER.

GUARANTEED AMOUNT:

The Guaranteed Amount is determined as follows:

Guaranteed Amount Proportional Reduction

When you make a Partial Withdrawal from the Policy 9[ (including any Required Minimum Distributions)] during the Rider Holding Period, we will reduce the Guaranteed Amount by the amount of the Guaranteed Amount Proportional Reduction. The Guaranteed Amount Proportional Reduction amount is equal to the amount withdrawn from the Policy (including any Surrender Charges that you may incur as a result of the withdrawal), divided by the Policy’s Accumulation Value immediately preceding the withdrawal, multiplied by the Guaranteed Amount immediately preceding the withdrawal. The amount withdrawn will be deducted pro- rata from each Rider Allocation Alternative based on your current allocations.

NC19V-R02D	SPECIMEN

13[DEATH BENEFIT:

14[If the Owner dies on or before the Rider Holding Period End Date and the Owner’s Spouse does not continue the Policy pursuant to the Policy’s death benefit provisions, the death benefit will be equal to the greatest of 1, 2, and 3(a).

If the Owner dies after the Rider Holding Period End Date and the Owner’s Spouse does not continue the Policy pursuant to the Policy’s death benefit provisions, the death benefit will be equal to the greatest of 1, 2, and 3(b).

(1) The amount of the death benefit payable under the Policy.

(2) Any death benefit available under any other rider attached to the Policy.

(3) The Rider Death Benefit, which is:

(a)	The Guaranteed Amount reduced by any Premium Credits applied within twelve (12) months of the date of death; or

(b)

The Guaranteed Amount on the Rider Holding Period End Date, increased by any Premium Payments received after the Rider Holding Period End Date and reduced proportionally for Partial Withdrawals taken after the Rider Holding Period End Date.

For the Rider Death Benefit in (b) above, the proportional reduction for Partial Withdrawals 9[ (including any Required Minimum Distributions)] is equal to the amount withdrawn (including any Surrender Charges that you may incur as a result of the withdrawal), divided by the Policy’s Accumulation Value immediately preceding the withdrawal, multiplied by the Rider Death Benefit immediately preceding the withdrawal. Premium Credits applied after the Rider Holding Period End Date are not applied to the Rider Death Benefit and therefore do not increase the Rider Death Benefit).] ]

RIDER CHARGES:

NC19V-R02D	SPECIMEN

RIDER ALLOCATION ALTERNATIVES

ALLOCATION/TRANSFER RESTRICTIONS – During the Rider Holding Period, the following Premium Payment allocation and transfer restrictions are in effect: (1) The Fixed Account is not available, and

(2) allocations to, and transfers among, the Investment Divisions are restricted as described below. You may only allocate your Premium Payment(s) to, and make transfers among, the available Rider Allocation Alternatives, subject to restrictions stated in this Rider.

These allocation and transfer restrictions will terminate after the Rider Holding Period End Date or if this Rider terminates, while the Policy remains in effect.

RIDER ALLOCATION ALTERNATIVES:

The Rider Allocation Alternatives are subject to change, as described in Provisions 3, 7 and 9 of this Rider.

17 [ (1) DOLLAR COST AVERAGING (DCA) ADVANTAGE ACCOUNT AVAILABLE:

18[6-Month] DCA Advantage Account ]

17 [ (2) ] INVESTMENT DIVISIONS:

You may allocate Premium Payments to and make transfers among the Investment Divisions subject to the Investment Division restrictions of options 1, 2, and 3 below. You may withdraw your participation in any option at any time by submitting a complete set of new allocation instructions that conform to the available Rider Allocation Alternatives. While participating in any option, we will automatically rebalance your current allocations 19[each Policy quarter] to conform to your current allocation instructions.

INVESTMENT DIVISION RESTRICTIONS

20[If you elect to create a portfolio based on the Investment Division(s) you select, you must allocate all Premium Payment(s) and Variable Accumulation Value to either Option 1, Option 2, or Option 3 shown below:

Option 1: You must allocate 100% of your Premium Payment(s) and Variable Accumulation Value to one of the available Investment Divisions.

Option 2: Category A, Category B, and Category C: You must allocate 100% of your Premium Payment(s) and Variable Accumulation Value among the Investment Divisions in Asset Allocation Categories A, B, and C, and any associated Subcategories, subject to the restrictions in i, ii, and iii below.

i)	Category A: No less than [21] [30]%.
Subcategory	I: No less than [21] [10]%
Subcategory	II: No more than [21] [90]%.

ii)	Category B: No more than [21] [70]%.

iii)	Category C: No more than [21] [25]%.
Subcategory	I: No more than [21] [15]%
Subcategory	II: No more than [21] [15]%
Subcategory	III: No more than [21] [10]%.

Option 3: Category D: You must allocate 100% of your Premium Payment(s) and Variable Accumulation Value among one or more of the available Investment Divisions. ]

NC19V-R02D	SPECIMEN

RIDER

Guaranteed Minimum Accumulation Benefit

This Rider is attached to and made a part of the Policy. Capitalized terms used but not defined in this Rider have the meaning set forth in the Policy. In the case of a conflict between any provisions contained in the Policy and this Rider, the provisions of this Rider will control. Should this Rider terminate, while the Policy is in effect, the provisions of this Rider, including any restrictions, will no longer apply and any provisions amended or replaced in the Policy by the terms of this Rider will revert to the provisions of the Policy.

This Rider provides a guaranteed minimum accumulation benefit. The purpose of this benefit is to provide the Owner with a guaranteed minimum Policy Accumulation Value on the Rider Holding Period End Date.

This Rider may also provide a guaranteed minimum death benefit. When available, the death benefit is described on the Rider Data Page.

Both the guaranteed minimum accumulation benefit and, if available, the guaranteed minimum death benefit will terminate upon assignment or a change in ownership of the Policy unless a new assignee or Owner meets the qualifications specified in Provision 12 of this Rider.

PREMIUM PAYMENT RESTRICTIONS: This Rider places restrictions on when you may make Premium Payments to the Policy. See the “Premium Payments” section on the Rider Data Page.

ALLOCATION/TRANSFER RESTRICTIONS: During the Rider Holding Period the Fixed Account is not available and allocations to, and transfers among, the Investment Divisions are restricted as described in this Rider.

By electing this Rider, you agree that any Premium Payment allocation and/or transfer instructions must conform to the Rider provisions. Please read all provisions of this Rider carefully.

DEFINITIONS

ASSET ALLOCATION CATEGORY(IES): Investment Divisions of the Separate Account that NYLIAC has categorized into groups based on investment risk.

GUARANTEED AMOUNT: The guaranteed dollar amount, as described on the Rider Data Page, applicable on the Rider Holding Period End Date.

GUARANTEED AMOUNT PROPORTIONAL REDUCTION: The proportional amount deducted from the Guaranteed Amount when you make a Partial Withdrawal from the Policy during the Rider Holding Period, as described on the Rider Data Page.

RIDER ALLOCATION ALTERNATIVES: The investment options available with this Rider, as described on the Rider Data Page.

RIDER CHARGE: A charge for the benefit provided by this Rider. It is determined based on the Guaranteed Amount and deducted from the Policy’s Accumulation Value each Policy quarter until the Rider Holding Period End Date. This charge may change upon a Rider Reset.

RIDER EFFECTIVE DATE: The date on which this Rider is effective and the date from which the Rider Holding Period End Date is measured. This date is shown on the Rider Data Page. After a Rider Reset, this date is the same as the Rider Reset Effective Date.

RIDER HOLDING PERIOD: The number of Policy Years between the Rider Effective Date or the Rider Reset Effective Date, as applicable, and the Rider Holding Period End Date. The Initial Rider Holding Period is shown on the Rider Data Page.

RIDER HOLDING PERIOD END DATE: The Policy Anniversary on which the Rider Holding Period ends, as measured from the Rider Effective Date or the Rider Reset Effective Date, as applicable.

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RIDER RESET: The option to reset the Guaranteed Amount and the Rider Holding Period, as described in Provision 3 of this Rider.

RIDER RESET EFFECTIVE DATE: The Policy Anniversary immediately following the date we receive your Rider Reset request. Upon a Rider Reset, the Rider Reset Effective Date becomes the new Rider Effective Date.

RIDER PROVISIONS

1. Rider Benefit

This Rider guarantees that on the Rider Holding Period End Date, the Policy’s Accumulation Value will equal the greater of the Policy’s Accumulation Value on such date or the Guaranteed Amount. The Guaranteed Amount is described on the Rider Data Page.

On the Rider Holding Period End Date, if the Policy’s Accumulation Value is less than the Guaranteed Amount, we will adjust the Policy’s Accumulation Value to equal the Guaranteed Amount. We will make this adjustment by crediting to the Policy’s Accumulation Value an additional amount equal to the difference between the Guaranteed Amount and the Policy’s Accumulation Value on the Rider Holding Period End Date. We will credit this difference pro-rata to each Rider Allocation Alternative based on your current allocations. The manner in which the Policy’s Accumulation Value is calculated, either before or after the Rider Holding Period End Date, is not affected by this adjustment.

If the Policy’s Accumulation Value exceeds the Guaranteed Amount on the Rider Holding Period End Date, we will not adjust the Policy’s Accumulation Value.

2. Guaranteed Amount

The method for determining the Guaranteed Amount is shown on the Rider Data Page.

At least once each Policy Year, we will provide a report to the Owner stating the Guaranteed Amount for the current reporting period.

3. Rider Reset

If we make the Rider Reset option available, you have the option to reset the Guaranteed Amount on any Policy Anniversary preceding the expiration of the Rider Holding Period, subject to the Rider Reset conditions shown on the Rider Data Page. If we make the Rider Reset option available and you elect it, a new Rider Holding Period will be established. The new Rider Holding Period will be for the same duration as the initial Rider Holding Period shown on the Rider Data Page or any other optional Rider Holding Period available for you to elect.

To exercise this option, you must submit a Rider Reset request in a form acceptable to us. We will reset the Guaranteed Amount on the Policy Anniversary immediately following the date we receive your Rider Reset request. You may make a Rider Reset request more than one time, subject to the conditions described in this Rider. Each Rider Reset request will reset the Guaranteed Amount only one time. However, we may make an automatic reset option available that will allow you to request more than one annual reset at one time. An automatic Rider Reset request is subject to the same conditions as a one-time Rider Reset request.

We may suspend or discontinue the Rider Reset option at any time. Should this occur, we will promptly notify you in writing. Within thirty (30) days after receipt of our written notification regarding the suspension or discontinuation of the Rider Reset option, you may cancel this Rider.

Effect Of A Rider Reset

On the Policy Anniversary after we receive your Rider Reset request, we may change the following: the Rider Holding Period, the Rider Holding Period End Date, the Rider Charge, and the allocation restrictions.

Additionally, upon the initial and any subsequent Rider Reset, the Rider Effective Date will be known as the Rider Reset Effective Date. The new Rider Holding Period End Date will be measured from the Rider Reset Effective Date, based on the duration of the Rider Holding Period.

A Rider Reset could result in a change to the Rider Charge. However, this charge will never exceed the maximum charge shown on the Rider Data Page. We will notify you in writing of any changes to this charge, at which time you will have the option to cancel the Rider Reset, as discussed below.

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A Rider Reset could also result in a change to the allocation restrictions, as discussed above, on the Rider Data Page, and in Provision 7 of this Rider. These changes may include an adjustment to the minimum and/or maximum allocation percentages available under the Asset Allocation Categories described in this Rider, or discontinuing the availability of the DCA Advantage Account. We will notify you in writing of these changes before the Rider Reset Effective Date and you will have the option to cancel the Rider Reset as discussed below. If you do not cancel the Rider Reset, you must submit a new allocation request with conforming allocation instructions.

Cancelling A Rider Reset

You may cancel your Rider Reset request at any time prior to or within thirty (30) days after the Rider Reset Effective Date. If you cancel your Rider Reset request within this period, we will not change the Guaranteed Amount, the Rider Holding Period, the Rider Holding Period End Date, the Rider Effective Date or the Rider Reset Effective Date (if previously reset), the allocation restrictions, or the Rider Charge.

4. Partial Withdrawals

Prior to the Rider Holding Period End Date, we will deduct any Partial Withdrawals you request pro-rata from each Rider Allocation Alternative based on your current allocations. As a result, you may not specify the percentage or dollar amount to be withdrawn from each Rider Allocation Alternative. After the Rider Holding Period End Date or upon termination of this Rider, while the Policy remains in effect, we will permit Partial Withdrawals from your current allocations, subject to the conditions stated in the Policy.

5. Surrender Of Policy

If you surrender the Policy, this Rider will end and the provisions under this Rider will no longer apply. Upon surrender, you will receive the Policy’s current Accumulation Value, less any applicable Surrender Charges and additional fees and charges that may apply.

6. Rider Death Benefit

We may make a death benefit available under this Rider. If this Rider terminates upon the death of an Owner, any available death benefit is described on the Rider Data Page.

7. Allocation/Transfer Restrictions

Premium Payment allocations and transfers are subject to the restrictions stated in this Rider. These restrictions are in effect until the Rider Holding Period End Date or if this Rider terminates while the Policy remains in effect.

(a)	Premium Payment Allocations

You must allocate your Premium Payment(s) to the Rider Allocation Alternatives provided on the Rider Data Page. The Fixed Account is not available.

(b)	Transfers Among The Rider Allocation Alternatives

You may only make a transfer among the Rider Allocation Alternatives by submitting a complete set of new allocation instructions that conform to the allocation restrictions. The Fixed Account is not available.

If the DCA Advantage Account is available and all or a portion of your Premium Payment is allocated to the DCA Advantage Account, automatic transfers from this account will be made to the same Investment Divisions in the same percentages as provided by your conforming Investment Division allocation request. You may also make transfers from the DCA Advantage Account in addition to the automatic transfers, which will also conform to your Investment Division allocations. Requesting such transfers will not interrupt the automatic transfers unless they result in fully depleting the DCA Advantage Account Accumulation Value.

You may not make transfers to the DCA Advantage Account from any Investment Division.

During the Rider Holding Period, if you elect to allocate a Premium Payment or schedule a transfer to an unavailable allocation option or your election violates the allocation/transfer restrictions, we will suspend your allocation request and, we will notify you, and you will have the opportunity to cancel the election or modify and resubmit your request.

8. Automatic Rebalancing Of Investment Divisions

During the Rider Holding Period, you must participate in Automatic Asset Rebalancing (AAR) which automatically rebalances your current allocations to conform to your most recent allocation instructions. The frequency of the automatic rebalance is shown on the Rider Data Page. After the Rider Holding Period End Date, or if this Rider terminates while the Policy remains in effect, AAR will continue, however, the provisions of this Rider pertaining to AAR will revert to the provisions of the Policy, which include the right to start and stop AAR.

NC19V-R02	Page 3 of 5

9. Changes By NYLIAC To The Investment Division Options

We may make changes by adding or removing Asset Allocation Categories, re-classifying Investment Divisions from one Asset Allocation Category to another, or discontinuing, adding, removing or substituting Investment Divisions offered with this Rider. These changes can be made at any time and may impact your Investment Division allocations. In those instances, we will promptly notify you. You must then submit a new allocation request with conforming allocation instructions. If we do not receive a new allocation request within sixty (60)days after the notification date, we will move the excess percentage amount or the full amount into a money market fund that we currently make available, as necessary, due to the circumstances of the change to the Investment Division(s). At the next automatic rebalance, any amount held in the money market fund will be appropriately reallocated pro-rata in accordance with your current allocation instructions. If there are no other Investment Divisions available, the excess percentage will stay in the money market fund until we receive your new allocation instructions.

10. Rider Charge

We deduct a charge for the benefit provided by this Rider. This charge is deducted each Policy quarter until the Rider Holding Period End Date. It is calculated as a percentage of the Guaranteed Amount applicable on each Policy quarter. Although we calculate the amount of the charge based on the Guaranteed Amount, we will not reduce the Guaranteed Amount because of the charge. Instead, we will deduct the Rider Charge each applicable Policy quarter pro-rata from each Rider Allocation Alternative you have selected.

The Rider Charge in effect on the Rider Effective Date will not change after we issue this Rider. However, if you elect a Rider Reset, as discussed in Provision 3 of this Rider, such reset may increase the Rider Charge to a rate that will not exceed the Maximum Rider Charge shown on the Rider Data Page.

The Rider Charge in effect for this Rider on the date we receive your Rider Reset request will remain in effect until the last day of the Policy quarter that precedes the Rider Reset Effective Date. Beginning on the first Policy quarter following the Rider Reset Effective Date, if such reset changes the Rider Charge, we will deduct the new Rider Charge each Policy quarter until the Rider Holding Period End Date.

We will not deduct a Rider Charge after the Rider Holding Period End Date or upon Rider termination.

11. Rider Cancellation

You may cancel this Rider as described below. Once cancelled, this Rider cannot be re-elected or reinstated.

(a)	During the 30-Day Review Period

Within thirty (30) days after delivery of the Rider, you may cancel this Rider by providing to us, or to the agent/registered representative through whom you purchased the Rider, a written request for cancellation. Upon receipt of this request, we will promptly cancel this Rider and refund any previously deducted Rider Charges.

(b)	After the 30-Day Review Period

After the 30-Day Review Period, you may only cancel the Rider if we suspend or discontinue the Rider Reset option, as described in Provision 3 of this Rider.

12. Rider Termination

This Rider will end on the earliest to occur of the following events:

(a)	The Rider Holding Period End Date, unless this Rider provides a death benefit after this date;

(b)	If you fully surrender the Policy for any reason;

(c)	If you cancel this Rider (subject to the limitations described in Provision 11 of this Rider);

(d)	If we terminate the Policy as described in the Policy’s termination provision;

(e)	Upon the death of an Owner, except as provided in subsection (f)(ii) below; and

(f)	If there is a change of ownership, or an assignment, of the Policy unless:

NC19V-R02	Page 4 of 5

i)

the new Owner or assignee assumes full ownership of the Policy and is essentially the same person (e.g., an individual ownership changed to a personal revocable trust, a change to a court appointed guardian representing the Owner during the Owner’s lifetime);

ii)	the Owner’s Spouse, when designated as the sole primary Beneficiary, continues the Policy after the Owner dies, as described in the Policy;

iii)

the assignment is for the purpose of effectuating an exchange of the Policy under section 1035 of the Internal Revenue Code (i.e., this Rider may continue during the temporary assignment period and not terminate until the Policy is actually surrendered); or

iv)

the new Owner or assignee is a member of the Owner’s immediate family. Immediate family members are limited to the Owner’s Spouse, children, parents, and siblings. A change of ownership or assignment from the original Owner to an immediate family member may only be made one time while this Rider is in effect. A change in ownership to an immediate family member may have adverse tax consequences; please consult with your tax advisor.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

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